

Chu Teh-Chun (1920–2014)

Printemps Hivernal (1986–1987)



Chu Teh-Chun (1920–2014) is celebrated as one of the three great Chinese Modernists, who synthesized traditional Chinese painting techniques with Western Post-War abstraction

INVESTMENT THESIS

Price Appreciation of Similar Works

26.7%

Appraised Value

N/A

Initial Offering

$5,328,000

Similar Sales


$5.8m
$4.4m
$2.9m
$1.5m
$0.0
94
97
00
03
06
09
12
15
18

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant +38 years
2020 Auction Sales	significant $59,490,608
Repeat Sales	view

43% Progress

INVEST NOW

DEAL SHEET

Price appreciation of similar works for each painting is based on public auction sales for the specific artist who created the subject painting that occurred prior to the qualification of the applicable offering by the SEC. Unless otherwise indicated, such data will not be updated for sales occurring after such date. Past performance of similar works is not indicative of future performance and is not intended to be a proxy for historical or projected future performance of the specific painting or the shares.

WHY WE LIKE THIS PAINTING

- Chu Teh-Chun is celebrated as one of the three great Chinese Modernist artists, who synthesized traditional Chinese painting with Western Post-war abstraction.
- *Printemps Hivernal* is from Chu Teh-Chun's series of snowy winter abstractions, which are considered among the most desirable within the artist's body of work.
- This work was previously sold at auction for $4,421,000 in May 2014, which set an auction record at the time for similar works of this scale from the snow series.
- In the last two years, two comparable paintings have sold for over our offering size: *Synthèse Hivernale C* (1988) sold for $5,822,405 in June 2019, and *La Forêt Blanche I* (1987) sold for $5,450,292 in December 2020.
- The artist's top auction record is held by a larger scale example also from the snow series, *Harmonie Hivernale* (1986), which sold for $29,544,253 this past April 2021.
- Although there are no guarantees, similar works have appreciated at 26.7% per year historically.

*Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision. *



2020 Auction Sales
$59,490,608

2020 Number of Lots Sold
92

Chu Teh-Chun

b. 1920, China–d. 2014, France



Chu Teh-Chun (1920–2014) is celebrated as one of the three great Chinese Modernists, who synthesized traditional Chinese painting techniques with Western Post-War abstraction

THE PAINTING

Printemps Hivernal

1986–1987

Oil on canvas
77 × 55 in. (195 × 140 cm.)

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

26.7%

INITIAL OFFERING

$5,328,000

Offering Circular: sec.gov/edgar

The Painting is a dynamic example from Chu Teh-Chun's series of snowy winter abstractions, which are considered among the most desirable works in the artist's oeuvre. In 1985, Chu travelled to Geneva to participate in an exhibition of five abstract artists organized by Galerie Pierre Hubert. While en route to Switzerland, the artist witnessed an unnerving snowstorm, which blanketed the mountains and left a lasting impression that became the inspiration for a generative period of creation between 1985 and 1989. The "snow" series is highly desirable in the context of Chu's oeuvre and is a height of the artist's career, as the series poetically and masterfully synthesizes the artist's Eastern and Western painting techniques to dramatically communicate the forces of nature.

Emblematic of this famed series, the Painting couples the linear gestures of calligraphy with the intensity of Western oil abstraction. Arctic and sapphire hues interweave with bright snowy passages while dark indigo forms anchor the landscape in the foreground of the composition. As with similar works from the winter, or 'hiver', series by the artist, a white spray of snowfall activates the scene and surface of the canvas. The title of the Painting, which translates from French to English as "Winterish Spring", suggests a lyrical transition of the seasons and the impending awakening of nature following a period of hibernation. When the Painting sold at Sotheby's New York on May 14, 2014 for $4,421,000, it became the most expensive work from this series of its scale to have ever sold at auction.

Top records at auction for the artist are led by *Harmonie Hivernale* (1986), which sold for HK$229,568,000 ($29,544,253) on April 18, 2021, followed by *Les Éléments Confédérés* (1983–1984), which sold for HK$113,688,000 ($14,668,935) on July 8, 2020, and *Vertige Neigeux* (1990–1999) which sold for HK$91,820,000 ($11,835,596) in November 26, 2016.

As of June 4, 2021, five works from the "snow series" are included in the artist's top ten auction records, led by the monumental *Harmonie Hivernale* (1986), which became the artist's top record when it recently sold for HK$229,568,000 ($29,544,253) on April 18, 2021 in Hong Kong. As of June 4, 2021, the top two records for works of the snow series of a similar scale to the Painting are led by *Synthèse Hivernale C* (1988), which sold for €5,177,400 ($5,822,405) on June 4, 2019, followed by *La Forêt Blanche* I (1987), which sold for HK$42,250,000 ($5,450,292) on December 2, 2020. The palette, contrast, dynamic composition, scale and execution of the Painting make this work a particularly commercial and desirable example by Chu Teh-Chun.

AUCTION RESULTS FOR SIMILAR WORKS[2]



$6M
$4.5M
$3M
$1.5M
1993
1995
1997
1999
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020



As of June 4, 2021, five works from the "snow series" are included in the artist's top ten auction records, led by the monumental *Harmonie Hivernale* (1986), which became the artist's top record when it sold for HK$229,568,000 ($29,544,253) on April 18, 2021 in Hong Kong.

Chu Teh-Chun, often written as Zhu Dequn, (b. 1920, China-d. 2014, France) was an important Chinese-French artist who fused traditional Chinese painting techniques with key principles of Western abstraction. In 1936, Chu was accepted into the prestigious Hangzhou Academy of Fine Arts, where he learned traditional techniques and studied alongside famed Chinese artists Zao Wou-ki and Wu Guanzhong under the directorship of Lin Fengmian, who had studied at L'École National Supérieure in France. Formally trained in both China and France, Zao, Wu and Chu became informally known as the "Three Musketeers of Chinese Modernism" and pioneered a new era of Chinese art. In 1950, Chu moved to Taiwan, where he became an assistant professor at the Taipei School of Industry, and later taught art at the National Taiwan Normal University from 1951 to 1955. His first solo exhibition took place in 1954 at the Sun Yatsen Memorial Hall in Taipei, which was so successful, it sold out and funded the artist's transition to France. The artist immigrated to Paris, France in 1955, and the following year, exhibited at the "Peinture d'Aujourd'hui" at the Palais Royal gardens, alongside the work of Pablo Picasso, Joan Miró and Jean Cocteau. In 1958, the artist's first solo exhibition in Europe was staged at the Haut Pavè Gallery in Paris, and Chu proceeded to exhibit across Europe in France, Germany, and Switzerland throughout the next decade.

In 1969, Chu represented China at the Tenth Biennale in Sao Paulo, Brazil. He became a citizen of France in 1980, and in 1999, became the first Chinese member of l'Institut de France, Académie des Beaux-Arts. Chu received numerous awards in his lifetime, including the Chevalier de l'Ordre des Palmes Académiques and the Chevalier de la Légion d'Honneur, two extremely prestigious orders bestowed by the French government, both of which he was awarded in 2001. In 2010, the National Museum of China in Beijing hosted a major retrospective of the artist's work. Artworks by Chu Teh-Chun are featured in the esteemed collections of the Bibliothéque Nationale in Paris, the Guangdong Museum of Art in Guangzhou, China, and the Taipei Fine Arts Museum in Taiwan, among others.

As of June 4, 2021, top records at auction for the artist are led by *Harmonie Hivernale* (1986), which sold for HK$229,568,000 ($29,544,253) April 18, 2021, followed by *Les Éléments Confédérés* (1983-1984), which sold for HK$113,688,000 ($14,668,935) on July 8, 2020, and *Vertige Neigeux* (1990-1999) which sold for HK$91,820,000 ($11,835,596) in November 26, 2016.



Signed on reverse in Chinese and Pinyin *CHU TEH-CHUN* and dated *1986-1987.*



Detail.





Harmonie Hivernale (1986) became the artist's top record when it sold for HK$229,568,000 ($29,544,253) on April 18, 2021 in Hong Kong. The "snow series" is highly desirable in the context of Chu's oeuvre and known as a height in the artist's career, as it poetically and masterfully synthesizes the artist's Eastern and Western painting techniques to dramatically communicate the forces of nature.





In 2001, Chu Teh-Chun was awarded with the Knight Chevalier de l'Ordre des Palmes Académiques and the Knight Chevalier de la Légion d'Honneur by the French government for his outstanding artistic contributions.

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Chu Teh-Chun with the following criteria: paintings from the Snow series created between 1985 and 1989, that measure between 48 inches by 48 inches and 80 inches by 80 inches, excluding diptychs. Sales of paintings where the data was incomplete were excluded from the comparative set. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 26.7% CAGR implied from selected sales occurring from June 29, 1994 to December 2, 2020.

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